UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 2003

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
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                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [ ]   Form 40-F [X]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

The following are included in this Report on Form 6-K:

1. Press Release dated January 20, 2003.

2. Press Release dated January 22, 2003.

Hemosol Announces CEO Undergoing Medical Treatment


TORONTO, ON, January 20, 2003 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML, HML.WT) today announced that John Kennedy, the Company's President and Chief Executive Officer, is undergoing outpatient cancer treatment. Acting upon the advice and approval of his physicians, and with the support of the Board of Directors, Mr. Kennedy will continue in his role and responsibilities within the organization during therapy.

"I have confidence in our ability to execute our plan and to maintain our momentum while I address this personal challenge. I will continue to be involved in the ongoing operations of the Company during my treatment," said John Kennedy, Hemosol's President and CEO. "I expect a complete recovery and look forward to returning to my full time duties at Hemosol."

The incumbent management group will continue to implement the Company's business strategy on a day to day basis. In addition to the ongoing validation of the Meadowpine facility, enrolment continues in Hemosol's two top priority clinical trials for HEMOLINK(TM) [hemoglobin raffimer]. The first of these, HLK 213, is an ongoing study of the safety and efficacy of using HEMOLINK in primary coronary artery bypass grafting (CABG) surgery and the second, HLK 210, is assessing the use of HEMOLINK in patients undergoing orthopedic surgery. The Company continues to expect to move forward to Phase III during 2003.

"We wish John a quick return to good health and we expect that everyone will respect his right to personal privacy," said Edward Rygiel, Chairman of Hemosol. "During this period, Hemosol's senior management team will work closely with John and myself to ensure that the direction set for the Company is implemented as planned."

About Hemosol Inc. Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including its flagship product HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery via the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities. Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML". HEMOLINK is a registered trademark of Hemosol Inc.

Hemosol Appoints New Member to Board of Directors


TORONTO, ON, January 22, 2003 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML, HML.WT) today announced that Edward E. McCormack has joined the Company's Board of Directors. Mr. McCormack was the Chief Financial Officer and a Director of Novopharm Limited from 1987 to 1999. Novopharm is one of North America's largest generic pharmaceutical product manufacturers. While at Novopharm, he was also CFO of Novopharm Biotech Inc. (renamed Viventia Biotech Inc.), a company listed on the Toronto Stock Exchange. Mr. McCormack is currently President of Almad Investments Ltd. and Beaver Power Corporation. "The board will benefit greatly from Mr. McCormack's significant experience and insight into all aspects of financial and administrative management for public companies as well as from his strong background in the pharmaceutical and biotech sectors," said Edward Rygiel, Chairman, Hemosol Inc. Mr. McCormack earned a Bachelor of Commerce degree from the University of Toronto and is a member of the Ontario Institute of Chartered Accountants. About Hemosol Inc. Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including its flagship product HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery via the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities. Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML". HEMOLINK is a registered trademark of Hemosol Inc. Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to:
Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

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                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                HEMOSOL INC.

Date: February 3, 2003          By: /s/  Lee D. Hartwell
                                    -------------------------------------------
                                    Name: Lee D. Hartwell
                                    Title: Chief Financial Officer and
                                           Vice-President Corporate Development